                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
         (Including the Associated Rights to Purchase Preferred Stock)

                                      of

                         Brunswick Technologies, Inc.

                                      at

                              $8.00 Net Per Share

                                      by

                          VA Acquisition Corporation

                    an indirect wholly owned subsidiary of

                            CertainTeed Corporation

                    an indirect wholly owned subsidiary of

                           Compagnie de Saint-Gobain

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON WEDNESDAY, MAY 17, 2000, UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK WITH A PAR VALUE OF $0.0001 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK) (THE "RIGHTS" AND, COLLECTIVELY WITH THE COMMON STOCK, THE "SHARES") OF BRUNSWICK TECHNOLOGIES, INC. (THE "COMPANY") WHICH, TOGETHER WITH THE SHARES THEN OWNED BY VA ACQUISITION CORPORATION ("PURCHASER"), CERTAINTEED CORPORATION ("PARENT"), COMPAGNIE DE SAINT-GOBAIN ("SAINT-GOBAIN"), AND AFFILIATES OF THESE COMPANIES, WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (INCLUDING THE EXERCISE OF ALL OUTSTANDING OPTIONS) (THE "MINIMUM CONDITION"). AN AFFILIATE OF PARENT, VETROTEX CERTAINTEED CORPORATION ("VETROTEX"), CURRENTLY OWNS APPROXIMATELY FOURTEEN PERCENT (14%) OF THE OUTSTANDING SHARES.

                               ----------------

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent, brokers, dealers, commercial banks or trust companies.

                               ----------------

                     The Dealer Manager for the Offer is:

                                Lehman Brothers

April 20, 2000

                                   IMPORTANT

   If you wish to tender all or any portion of your Shares, you must take the steps set forth in either (i) or (ii) below prior to the expiration date of the tender offer, which is May 17, 2000 (unless later extended):

     (i) (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, deliver the Letter of Transmittal (or such facsimile), or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3, an Agent's Message, and any other required documents to the Depositary; and

     (b) deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or facsimile), or deliver such Shares pursuant to the procedures for book-entry transfer set forth in Section 3; or

     (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

   If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

   The Rights are presently evidenced by the certificates for the Common Stock, and a tender by you of your Shares will also constitute a tender of the associated Rights.

   If you wish to tender Shares and your certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the expiration date of the tender offer, your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3.

   Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to Innisfree M&A Incorporated (the "Information Agent") or to Lehman Brothers Inc. (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 SUMMARY OF THE OFFER...................................................  iii

 INTRODUCTION...........................................................    1

  1.  Terms of the Offer; Expiration Date..............................     2

  2.  Acceptance for Payment and Payment...............................     3

  3.  Procedure for Accepting the Offer and Tendering Shares...........     4

  4.  Withdrawal Rights................................................     6

  5.  Certain Tax Considerations.......................................     7

  6.  Price Range of Shares; Dividends.................................     7

  7.  Certain Information Concerning the Company.......................     8

  8.  Certain Information Concerning Purchaser, Parent and Saint-
      Gobain...........................................................    12

  9.  Source and Amount of Funds.......................................    15

 10.  Background of the Offer; Past Contacts, Transactions or
      Negotiations with the Company....................................    15

 11.  Purpose of the Offer; Plans for the Company......................    24

 12.  Effect of the Offer on the Market for the Shares; Stock Exchange
      Listing; Registration under the Exchange Act.....................    25

 13.  Dividends and Distributions......................................    26

 14.  Extension of Tender Period; Termination; Amendment...............    27

 15.  Certain Conditions of the Offer..................................    28

 16.  Certain Legal Matters; Regulatory Approvals......................    30

 17.  Fees and Expenses................................................    33

 18.  Miscellaneous....................................................    34

 SCHEDULE I--DIRECTORS AND EXECUTIVE OFFICERS...........................  S-1

                              SUMMARY OF THE OFFER

Principal Terms

  - CertainTeed Corporation, an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, through its indirect wholly owned subsidiary, VA Acquisition Corporation, is offering to buy all outstanding shares of Brunswick Technologies, Inc.'s common stock and the associated rights to purchase Brunswick Technologies, Inc.'s preferred stock. The tender price is $8.00 per share in cash. Tendering shareholders will not have to pay brokerage fees or commissions.

  - The offer is the first step in our plan to acquire all of the outstanding Brunswick Technologies, Inc. shares. We intend, promptly after completion of the offer, to seek to have Brunswick Technologies, Inc. consummate a merger with VA Acquisition Corporation in which each remaining Brunswick Technologies, Inc. share (except for shares owned by Brunswick Technologies, Inc. or by VA Acquisition Corporation and its affiliates or by shareholders who are entitled to and who perfect their dissenters' rights under Maine law) would be converted into $8.00 in cash. Brunswick Technologies, Inc.'s shareholders whose shares are not purchased in the offer have dissenters' rights in connection with the merger.

  - The offer will expire at 12:00 midnight, New York City time, on Wednesday, May 17, 2000, unless we extend the offer.

  - If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on Thursday, May 18, 2000.

Conditions

   We are not required to complete the offer and purchase any of Brunswick Technologies, Inc.'s shares unless:

  - at least a majority of the total number of outstanding Brunswick Technologies, Inc. shares (including the shares currently owned by an affiliate of CertainTeed Corporation) on a fully diluted basis (including the exercise of all outstanding options) are validly tendered and not withdrawn prior to the expiration of the offer;

  - we receive applicable U.S. antitrust clearance for the offer;

  - we are satisfied, in our sole discretion, that Section 611-A of the Maine Business Corporation Act is inapplicable to our acquisition of Brunswick Technologies, Inc.'s shares and any subsequent business transaction involving us and Brunswick Technologies, Inc., including the merger we intend to consummate after completion of the offer; and

  - Brunswick Technologies, Inc.'s associated rights to purchase preferred stock are redeemed by the Brunswick Technologies, Inc. board of directors or we are satisfied, in our sole discretion, that the rights are inapplicable to the offer and any subsequent business transaction involving us and Brunswick Technologies, Inc., including the proposed merger.

   Other conditions to the offer are described at pages 28 through 30.

   The offer is not conditioned on our obtaining financing.

Procedures for Tendering

   If you wish to accept the offer, this is what you must do:

  - If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in this document for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 4 through 6 of this document.

  - If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires or you are unable to comply with the book-entry transfer procedures, you may be able to tender your Brunswick Technologies, Inc. shares using the enclosed notice of guaranteed delivery. Please call our information agent, Innisfree M&A Incorporated, at (212) 750-5833 (call collect) or
    (888) 750-5834 (toll free) for assistance. See pages 5 through 6 for further details.

  - If you hold your Brunswick Technologies, Inc. shares through a broker or bank, you should contact your broker or bank and give instructions that your Brunswick Technologies, Inc. shares be tendered.

Withdrawal Rights

  - If, after tendering your Brunswick Technologies, Inc. shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered your shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See page 7 for further details. Shares not withdrawn prior to the date the offer expires cannot be withdrawn until after June 18, 2000.

Subsequent Offering Period

  - After the expiration of the offer, if the conditions have been satisfied or waived but less than 100% of Brunswick Technologies, Inc. shares have been tendered, we may give Brunswick Technologies, Inc. shareholders who have not already tendered their shares under the offer another opportunity to tender their shares at the same price in a subsequent offering period.

  - Any subsequent offering period will begin on the day we announce that we have purchased Brunswick Technologies, Inc. shares in the offer and will last between 3 and 20 business days. We may extend the subsequent offering period, but it will not last more than 20 business days in total.

  - There will be no withdrawal rights in the subsequent offering period.

Recent Brunswick Technologies, Inc. Trading Prices; Subsequent Trading

  - The closing price for Brunswick Technologies, Inc. shares was $5.50 on April 14, 2000, the last trading day before we announced our proposal to acquire Brunswick Technologies, Inc. Before deciding whether to tender your shares, you should obtain a current market quotation for Brunswick Technologies, Inc. shares.

  - If the offer is successful, the Brunswick Technologies, Inc. shares may continue to be traded on The Nasdaq Stock Market until the completion of the proposed merger, although we expect trading volume to be below its pre-offer level.

Further Information

  - If you have any questions about the offer, you can call:

     Our Information Agent:
     Innisfree M&A Incorporated
     Call Collect:(212) 750-5833
     Toll Free:(888) 750-5834

     Our Dealer Manager:
     Lehman Brothers Inc.
     Call Collect:(212) 526-3444

To: All Holders of Shares of Common Stock of Brunswick Technologies, Inc.

                                  INTRODUCTION

   VA Acquisition Corporation, a Maine corporation ("Purchaser") and an indirect wholly owned subsidiary of CertainTeed Corporation, a Delaware corporation ("Parent"), which is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), hereby offers to purchase all of the outstanding shares of common stock (the "Common Stock") with a par value of $0.0001 per share, including the associated rights to purchase preferred stock (the "Rights") issued pursuant to that certain Rights Agreement, dated April 17, 2000, between Brunswick Technologies, Inc., a Maine corporation (the "Company"), and State Street Bank and Trust Company (the "Rights Agreement") (the Common Stock and the Rights are collectively referred to herein as the "Shares"), of the Company, at $8.00 per Share (such price, or such higher price per Share as may be paid in the Offer (as defined below), being referred to herein as the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Purchaser will pay all charges and expenses of Lehman Brothers Inc. (the "Dealer Manager" or "Lehman Brothers"), ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and Innisfree M&A Incorporated (the "Information Agent") incurred in connection with the Offer. See Section 17.

   The Offer is conditioned upon, among other things: (a) there having been validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 below) a number of Shares which, together with Shares then owned by Purchaser, Parent, Saint-Gobain and Vetrotex CertainTeed Corporation, an affiliate of Parent ("Vetrotex"), would represent at least a majority of the total number of outstanding Shares on a fully diluted basis (including the exercise of all outstanding options) (the "Minimum Condition"); (b) satisfaction by the Purchaser, in its sole discretion, that Section 611-A of the Maine Business Corporation Act ("MBCA") is inapplicable to the Offer and any subsequent business transaction involving Purchaser, Parent, Saint-Gobain or their affiliates and the Company, including the Merger (as defined below);
(c) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated; and (d) the Company's Rights having been redeemed by the Company's Board of Directors or Purchaser being satisfied, in its sole discretion, that the Rights are inapplicable to the Offer and any subsequent business transaction involving Purchaser, Parent, Saint-Gobain or their affiliates and the Company, including the Merger.

   According to the Company, as of March 24, 2000, there were outstanding 5,230,823 Shares and, as of December 31, 1999, there were stock options outstanding to purchase an aggregate of 615,427 Shares. In addition, based on the Company's most recent proxy statement, it appears that since December 31, 1999, 228,333 additional stock options have been issued. Vetrotex currently owns 713,746 Shares. Based on these figures and assuming the exercise of all outstanding stock options, Purchaser estimates that the Minimum Condition would be satisfied if approximately 2,323,550 Shares are validly tendered pursuant to the Offer and not withdrawn.

   The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. In the event the Minimum Condition is not satisfied on any scheduled Expiration Date of the Offer, Purchaser may extend the Offer.

   Following the successful completion of the Offer, Purchaser plans to acquire the remaining outstanding Shares through a merger (the "Merger") with the Company. Under Section 904 of the MBCA (and assuming that Section 611-A of the MBCA is inapplicable), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares then outstanding, it will be able to effect the Merger without a vote of the shareholders. If, pursuant to the Offer or otherwise, Purchaser does not acquire Shares that, taken together with Shares owned by Purchaser, Parent, Saint-Gobain and their affiliates, represent at least 90% of the Shares then outstanding as of any scheduled Expiration Date of the Offer, then Purchaser and Parent would thereafter solicit the approval of the Merger by a vote of the shareholders of the Company. Under such circumstances, a longer period of time will be required to effect the Merger. For a description of the provisions of the MBCA as it relates to this transaction, see Sections 11 and 15.

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

   1. Terms of the Offer; Expiration Date. Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date (as defined below) and not properly withdrawn as permitted by
Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, May 17, 2000, unless and until Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

   The Offer is subject to certain conditions set forth in Section 15, including satisfaction of the Minimum Condition, inapplicability of Section 611-A of the MBCA, redemption or other inapplicability of the Rights, and expiration or termination of the waiting period applicable to Purchaser's acquisition of Shares pursuant to the Offer under the HSR Act.

   If, at the scheduled or extended Expiration Date, any of the conditions to the Offer shall not have been satisfied or waived, Purchaser will have the right to extend the Offer until such conditions are satisfied or waived or for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer or for any period required by applicable law. If all of the conditions to the Offer are not satisfied or waived on any scheduled Expiration Date, Purchaser may extend the Offer until such conditions are satisfied or waived, particularly if such conditions are reasonably capable of being satisfied as of such scheduled Expiration Date.

   In addition to Purchaser's rights to extend and amend the Offer, Purchaser
(i) will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, pay for, and may delay the acceptance for payment of, or payment for, any tendered Shares and (ii) may terminate the Offer or amend the Offer as to any Shares not then paid for, if any of the conditions specified in Section 15 exists. Purchaser acknowledges that (a) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in Section 15 without extending the period of time during which the Offer is open.

   Purchaser is required to give oral or written notice of any extension, delay, termination or amendment of the Offer to the Depositary. Any such extension, delay, termination or amendment will also be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

   If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) or 14e-1(d) under the Exchange Act.

   If, prior to the Expiration Date, Purchaser should decide to increase or decrease the number of Shares being sought or to increase or decrease the Offer Price, such increase or decrease in the number of Shares being sought or such increase or decrease in the Offer Price will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer. If at the time notice of any such increase or decrease in the number of Shares being sought or such increase or decrease in the Offer Price is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day, other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, New York City time.

   Under no circumstances will interest on the Offer Price for the Shares be paid, regardless of any extension of the Offer or delay in making such payment. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering shareholder to withdraw his or her Shares. See Section 4.

   Purchaser has made requests to the Company, pursuant to Maine statutory and common law and under Rule 14d-5 under the Exchange Act, for use of the Company's shareholder list and security position listings for purposes of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders and to non-objecting beneficial owners of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

   Purchaser reserves the right (but is not obligated), in accordance with the applicable rules and regulations of the Commission, to provide a subsequent offering period of 3 business days to 20 business days after the expiration of the initial offering period of the Offer and the purchase of Shares tendered in the Offer. A subsequent offering period would give shareholders that do not tender their Shares in the initial offering period of the Offer another opportunity to tender their Shares and receive the same price as in the Offer.

   2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn as soon as practicable after Purchaser is legally permitted to do so under applicable law. The obligation of Purchaser to consummate the Offer and to accept for payment, and to pay for, all Shares validly tendered and not properly withdrawn will be subject to the satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions to the Offer set forth in Section 15. Subject to the applicable rules and regulations of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in Section 16 or in order to comply in whole or in part with any other applicable law.

   For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 3)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occur at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3.

   UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

   IF, PRIOR TO THE EXPIRATION DATE, PURCHASER AND PARENT INCREASE THE PRICE OFFERED TO HOLDERS OF SHARES IN THE OFFER, PURCHASER AND PARENT WILL PAY THE INCREASED PRICE TO ALL HOLDERS OF SHARES THAT PURCHASER AND PARENT PURCHASE IN THE OFFER OR THROUGH THE SUBSEQUENT MERGER, WHETHER OR NOT THE SHARES WERE TENDERED BEFORE THE INCREASE IN PRICE.

   Purchaser and Parent reserve the right to transfer or assign to one or more of their subsidiaries or affiliates in whole or from time to time in part the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Purchaser and Parent of their obligations under the Offer or prejudice a shareholder's right to receive payment for Shares validly tendered and accepted for payment in the Offer.

   If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering shareholder, as promptly as practicable following the expiration or termination of the Offer.

   3. Procedure for Accepting the Offer and Tendering Shares. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary including an Agent's Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility (as hereinafter defined) to and received by the Depositary and forming a part of a book-entry confirmation which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant.

   Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

   Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a member of a recognized Medallion Program approved by The Securities Transfer

Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. If the certificate for Shares is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or accepted for payment are to be issued, in the name of a person other than the registered holder(s), then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

   Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and cannot deliver certificate(s) representing such Shares and all other required documents to the Depositary by the Expiration Date, or if such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

     (i) such tender is made by or through an Eligible Institution;

     (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

     (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of execution of the Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram or facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

   The method of delivery of Shares and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by a timely confirmation). If delivery is sent by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain shareholders pursuant to the Offer. In order to avoid such backup withholding, each tendering shareholder must provide the Depositary with such shareholder's correct taxpayer identification number and certify that such shareholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If a shareholder is a non-resident alien or foreign entity not subject to back-up withholding, the shareholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment.

   By executing a Letter of Transmittal, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after April 20, 2000). All such proxies shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of such Shares by Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Such designees of Purchaser will be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's shareholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser is able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

   The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that such shareholder owns the Shares being tendered and has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

   All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or revoke the acceptance of any Shares for payment where such payment may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

   4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after June 18, 2000 unless theretofore accepted for payment as provided in this Offer to Purchase. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

   To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

   All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   5. Certain Tax Considerations. Sales of Shares by shareholders of the Company pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws.

   In general, a shareholder will recognize gain or loss equal to the difference between the tax basis of his or her Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the Shares are capital assets in the hands of the shareholder and will be long-term gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares.

   The foregoing discussion may not apply to shareholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with the Company or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

   The federal income tax discussion set forth above is included for general information only and is based upon present law. Due to the individual nature of tax consequences, shareholders are urged to consult their tax advisors as to the specific tax consequences to them of the Offer, including the effects of applicable state, local or other tax laws.

   6. Price Range of Shares; Dividends. The Shares are quoted and traded on The Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "BTIC." The following table sets forth for the periods indicated the high and low sale prices per Share on The Nasdaq Stock Market, as reported in the Company's Annual Report on Form 10-K for the calendar year ended December 31, 1999 (the "Company 10-K"), and thereafter as reported in published financial sources:

                                                                   High   Low
                                                                  ------ ------
   Year ended December 31, 1998
     First Quarter............................................... $17.00 $12.25
     Second Quarter..............................................  15.13  10.25
     Third Quarter...............................................  13.17   5.53
     Fourth Quarter..............................................   8.50   4.00
   Year ended December 31, 1999
     First Quarter............................................... $ 7.25 $ 5.13
     Second Quarter..............................................   6.38   5.00
     Third Quarter...............................................   6.00   4.09
     Fourth Quarter..............................................   4.69   3.00
   Current fiscal year
     First Quarter............................................... $ 6.75 $ 3.38
     Second Quarter (through April 19, 2000).....................   8.75   4.50

   On April 14, 2000, the last full day of trading prior to the first pre-commencement public announcement of the Offer, the reported closing sales price per Share on the The Nasdaq Stock Market was $5.50. On April 19,

2000, the last full day of trading prior to the commencement of the Offer, the reported closing sales price per Share on The Nasdaq Stock Market was $8.38.

   Shareholders are urged to obtain current market quotations for the Shares.

   To date, the Company has not paid any dividends on its Common Stock, and according to the Company 10-K, the Company currently intends to retain future earnings to finance the growth and development of the business of the Company and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors.

   7. Certain Information Concerning the Company. The Company is a Maine corporation with its principal executive offices located at 43 Bibber Parkway, Brunswick, Maine 04011.

   According to the Company 10-K, the Company is a technologically advanced, leading developer and producer of engineered reinforcement fabrics used in the fabrication of composite materials.

   The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K. More comprehensive financial information is included in such Company 10-K and the other documents filed by the Company with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                          BRUNSWICK TECHNOLOGIES, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1999   1998(1)  1997
                                                        ------- ------- -------
                                                         (in thousands, except
                                                            per Share data)
Consolidated Statement of Operations Data
Net sales.............................................. $44,684 $41,422 $30,510
Cost of goods sold.....................................  34,668  32,224  22,807
                                                        ------- ------- -------
Gross profit...........................................  10,016   9,198   7,702
Other operating expenses...............................   7,536   7,234   5,921
Operating income.......................................   2,480   1,964   1,781
Other income, net......................................     276     422     202
                                                        ------- ------- -------
Income before taxes....................................   2,756   2,386   1,983
Income tax expense.....................................     986     839     707
                                                        ------- ------- -------
Net income.............................................   1,770   1,548   1,275
                                                        ======= ======= =======
Preferred stock dividend...............................     --      --      (51)
Accretion of preferred stock redemption value..........     --      --       (5)
Net income attributable to Common Stock................ $ 1,770 $ 1,547 $ 1,219
                                                        ======= ======= =======
Basic earnings per Share............................... $  0.34 $  0.30 $  0.29
Diluted earnings per Share(2).......................... $  0.33 $  0.28 $  0.26

                                                                At December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (in thousands)
Consolidated Balance Sheet Data
Working capital................................................ $ 9,984 $ 8,963
Total assets...................................................  32,854  29,639
Long-term liabilities..........................................   1,603   1,173
Total liabilities..............................................   6,126   4,701
Stockholders' equity........................................... $32,854 $24,938

--------
(1) Reflects the consolidation of the operations and financial condition of Brunswick Technologies Europe Ltd. with those of the Company for the ten months from March 2, 1998 to December 31, 1998.
(2) Calculation is shown in Note 13 of the Notes to Consolidated Financial Statements of the Company.

   Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained herein has been furnished by the Company or has been taken from, or is based upon, reports and other documents on file with the Commission or otherwise publicly available. Although none of Purchaser, Parent or Saint-Gobain has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, none of Purchaser, Parent or Saint-Gobain or the Dealer Manager takes any responsibility for the accuracy, validity or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information, but that are unknown to Purchaser, Parent, Saint-Gobain or the Dealer Manager.

   The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission in New York (Seven World Trade Center, 13th Floor, New York, NY 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661). Such material may also be obtained from the Commission's web site at http://www.sec.gov. Copies of such material should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

   Associated Rights to Purchase Preferred Stock. The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is filed as Exhibit 4 to the Company's registration statement on Form 8-A filed with the Commission on April 18, 2000.

   On April 16, 2000, the Company's Board of Directors authorized the issuance of one Right for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $10.00 per share, of the Company (the "Series A Preferred Shares") at a price of $30.00 per one one-hundredth of a Series A Preferred Share (the "Purchase Price"), subject to adjustment.

   The Rights will be evidenced by share certificates representing Common Stock and not by separate certificates until the earlier to occur of (a) the tenth day after a person or group other than certain exempt persons (an "Acquiring Person"), together with persons affiliated or associated with that Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (a "Triggering Event") and (b) the tenth business day (or such later date as determined by the Company's Board of Directors) after the commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an exempt person if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"). Purchaser believes that the Company's Board of Directors is obligated by its fiduciary duties to delay the Distribution Date in respect of the Offer and make public disclosure of such delay.

   Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and those separate right certificates alone will evidence the Rights.

   The Rights will not become exercisable until after the Distribution Date (unless sooner redeemed or exchanged). Until a Right is exercised, the holder of that Right, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights will expire at the close of business on April 17, 2010, unless such expiration date has been extended or unless the Rights were earlier redeemed or exchanged by the Company as described below.

   In the event that a person becomes an Acquiring Person, each Right (other than Rights that are or were beneficially owned by the Acquiring Person and any persons affiliated or associated therewith, which will thereafter be void) shall, thereafter, be exercisable not for Series A Preferred Shares, but for a number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that, at the time or after a person becomes an Acquiring Person, the Company is involved in a merger or other business combination in which (a) the Company is not the surviving corporation,
(b) shares of Common Stock are changed or exchanged, or (c) 50% or more of the Company's consolidated assets or earning power are sold, then each Right (other than Rights that are or were owned by the Acquiring Person and any persons affiliated or associated therewith, which will thereafter be void) shall thereafter be exercisable for a number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right.

   In addition, at any time after a person has become an Acquiring Person, but before a person has acquired beneficial ownership of 50% or more of the outstanding shares of Common Stock, the Company may elect to exchange all or part of the Rights (excluding void Rights held by an Acquiring Person and any persons affiliated or associated therewith) for shares of Common Stock on a one-for-one basis.

   The Purchase Price payable, and the number and kind of securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend or distribution on, or a subdivision or combination of, the Preferred Shares, (b) upon the grant to holders of the Preferred Shares of rights, options or warrants to subscribe for Preferred Shares or securities convertible into Preferred Shares at less than the current market price, (c) upon the distribution to holders of the Preferred Shares of securities, cash, evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings) and (d) in connection with recapitalizations of the Company or reclassifications of the Preferred Shares. Similar provisions may apply to transactions involving shares of Common Stock after the date any person becomes an Acquiring Person.

   No fractional Series A Preferred Shares will be issued (other than fractions that are integral multiples of one one-hundredth of a Series A Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu of those fractional Series A Preferred Shares, the Company will make an adjustment in cash based on the market price of the Series A Preferred Shares on the last trading date prior to the date of exercise.

   At any time until a person has become an Acquiring Person and before April 17, 2010, the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The Redemption Price will be payable in cash, shares of Common Stock (including fractional shares of Common Stock) or any other form of consideration deemed appropriate by the Company's Board of Directors. Immediately upon action of the Company's Board of Directors ordering redemption of the Rights, the ability of holders to exercise the Rights will terminate and the only rights of such holders will be to receive the Redemption Price.

   At any time prior to the public announcement that a person has become an Acquiring Person, the Company's Board of Directors may amend or supplement the Rights Agreement without the approval of the Rights Agent (as that term is defined in the Rights Agreement) or any holder of the Rights. Thereafter, the Rights Agreement may not be amended or changed in any manner that would adversely affect the interests of the holders of the Rights (other than an Acquiring Person and any persons affiliated or associated therewith).

   The Offer is conditioned upon the Rights having been redeemed by the Company's Board of Directors or Purchaser and Parent being satisfied, in their sole discretion, that the Rights are inapplicable to the Offer and any subsequent business transaction involving Purchaser and the Company, including the Merger (the "Rights Condition").

   Unless the Rights Condition is satisfied, the Company's shareholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender of shares of Common Stock in accordance with the procedures set forth in Section 3. Unless the Distribution Date occurs, a tender of shares of Common Stock will also constitute a tender of the Rights.

   Purchaser and Parent believe that, under the circumstances of the Offer and under applicable law, the Company's Board of Directors has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), and Purchaser is requesting that the Company's Board of Directors do so. However, there can be no assurance that the Company's Board of Directors will redeem the Rights (or amend the Rights Agreement).

   8. Certain Information Concerning Purchaser, Parent and Saint-
Gobain. Purchaser is a newly incorporated Maine corporation and an indirect wholly owned subsidiary of Parent organized to acquire the Company. The principal executive offices of Purchaser are located at 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482. Since its incorporation on April 14, 2000, Purchaser has not conducted any business other than in connection with the Offer. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer. Because Purchaser is a newly formed corporation and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

   Parent is a Delaware corporation and an indirect wholly owned subsidiary of Saint-Gobain, with principal executive offices located at 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482. The principal business of Parent is the manufacture of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. Saint-Gobain, a French corporation, is a publicly owned holding company whose shares are listed for trading on the monthly settlement market of The Paris Stock Exchange and on the principal European stock exchanges. Its principal executive office is located at Les Miroirs, 18 avenue d'Alsace, 92400 Courbevoie, France (Postal Address: Les Miroirs, 92096 Paris La Defense Cedex). Saint-Gobain has worldwide interests in businesses involving the manufacture of flat glass, insulation and reinforcements, pipe, glass containers, industrial ceramics and abrasives and the manufacture and distribution of building materials.

   The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser, Parent and Saint-Gobain are set forth in
Schedule I hereto and incorporated herein by reference.

   None of Purchaser, Parent or Saint-Gobain is subject to the informational requirements of the Exchange Act and, accordingly, does not file periodic reports, proxy statements or other information with the Commission relating to its business, financial condition or other matters.

   Because the only consideration in the Offer is cash, and in view of the very small amount of consideration payable in relation to the financial capability of Saint-Gobain and its affiliates, Purchaser believes the financial condition of Purchaser, Parent, Saint-Gobain and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer. The following selected consolidated financial information relating to Saint-Gobain and its subsidiaries, taken or derived from the audited consolidated financial statements of Saint-Gobain contained in Saint-Gobain's Annual Report for the year ended December 31, 1998 (the "Annual Report"), is provided for supplemental information purposes only and is neither intended nor required to comply with the requirements of the Exchange Act. More comprehensive financial information (including the notes to Saint-Gobain's financial statements) is included in such Annual Report, and the financial data set forth below is qualified in its entirety by reference to such Annual Report and other documents including the financial statements and related notes contained in the Annual Report. These documents may be obtained from Saint-Gobain at the address listed above. The following information was prepared in accordance with the French law concerning consolidated financial statements dated January 3, 1985 and the related decree dated February 17, 1986. The accounting principles applied are also in accordance with international accounting principles formulated by the International Accounting Standards Committee with the exception of IAS 22 standard (revised in 1993) on the amortization period of goodwill, the application of which has been deferred awaiting the acceptance by IOSCO of the complete body of IAS standards. These principles, as applied to Saint-Gobain and its subsidiaries, are not materially different from the accounting principles generally accepted in the United States ("US GAAP"). There are, however, several differences between the accounting standards applied by Saint-Gobain and its affiliates and US GAAP with respect to certain matters, including translation, recognition and measurement criteria. Purchaser and Parent believe that these differences are not material to a decision by a shareholder of the Company whether to sell, tender or hold Shares pursuant to the Offer.

   The consolidated financial statements of Saint-Gobain and its subsidiaries are published in euros.

                         SAINT-GOBAIN AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA
                                 (in millions)

                                         Year Ended December 31,
                         --------------------------------------------------------
                              1998(1)          1998         1997         1996
                         ----------------- ------------ ------------ ------------
                         (in U.S. dollars)               (in euros)
Income Statement Data:
  Net sales.............      $20,002      (Euro)17,821 (Euro)16,324 (Euro)13,931
  Operating income......        1,993             1,776        1,593        1,434
  Net income............        1,231             1,097          858          659
Balance Sheet Data:
  Current assets........      $ 9,566      (Euro) 8,149 (Euro) 7,554 (Euro) 7,099
  Total assets..........       26,039            22,182       20,693       19,202
  Long-term debt
   (including current
   portion).............        3,553             3,027        2,576        1,894
  Net equity of
   consolidated
   entities.............       11,650             9,924        9,959        7,082

--------
(1) Balance sheet items have been translated into U.S. dollars using year end exchange rates. Income statement items have been translated using year average exchange rates.

   On March 30, 2000, Saint-Gobain announced its operating results for calendar year 1999, including sales of 19.878 billion euros ($21.2 billion), operating income of 1.995 billion euros ($2.1 billion) and net income of 1.242 billion euros ($1.3 billion). (Euros have been translated into U.S. dollars on the basis of the average noon buying rate of $1.0653 during the year 1999.)

   The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for U.S. dollars into euros based upon the noon buying rate in New York City for cable transfers in foreign currencies as determined by publicly available sources (the "noon buying rate"):

                                     At Period End Average Rate  High     Low
                                     ------------- ------------ ------- -------
   1996.............................    $1.2545      $1.2520    $1.2890 $1.2228
   1997.............................     1.0980       1.1301     1.2530  1.0482
   1998.............................     1.1739       1.1224     1.2262  1.0725
   1999.............................     1.0070       1.0653     1.1812  1.0016
   2000 (through April 19, 2000)....     0.9369       0.9806     1.0335  0.9369

   In fiscal year 1999, Parent had net sales of approximately $2.213 billion. At December 31, 1999, Parent had $2.135 billion in total assets, $528 million in total current assets and $945 million in total stockholder's equity. Parent's financial statements are prepared in accordance with US GAAP.

   Except as described in this Offer to Purchase, (i) none of Purchaser, Parent, Saint-Gobain or, to the best knowledge of Purchaser, Parent and Saint-Gobain, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser, Parent, Saint-Gobain or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser, Parent, Saint-Gobain or, to the best knowledge of Purchaser, Parent and Saint-Gobain, any of the persons or entities referred to above or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days. Vetrotex, an affiliate of Parent, currently owns 713,746 Shares of the Company (approximately 13.6% of the total issued and outstanding Shares of the Company) and may transfer such Shares to Purchaser as a contribution to capital, or to Parent as a dividend, or may continue to hold them, but will not tender such Shares to Purchaser. In addition, an executive officer of Parent purchased for investment, in the open market, 2,000 shares of Common Stock of the Company in October 1999.

   Except as described in this Offer to Purchase, none of Purchaser, Parent, Saint-Gobain and their affiliates, or, to the knowledge of Purchaser, Parent and Saint-Gobain, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees of profits, guarantees against loss, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, and except for an ongoing fiber glass supply arrangement, since August 25, 1993, when Vetrotex first acquired Shares of Company, none of Purchaser, Parent, Saint-Gobain and their affiliates or, to the knowledge of Purchaser, Parent and Saint-Gobain, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, and particularly in Section 10 below, since August 25, 1993, there have been no contracts, negotiations or transactions between Purchaser, Parent, Saint-Gobain or any of their affiliates or, to the knowledge of Purchaser, Parent and Saint-Gobain, any of the persons listed in
Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

   In August 1993, certain shareholders of the Company sold an aggregate of 1,420 shares of Series AA Convertible Preferred Stock of the Company and 180 shares of Series BB Convertible Preferred Stock of the Company to Vetrotex. Concurrently with such sale, certain shareholders of the Company sold 2,142 shares of Common Stock to Vetrotex for a purchase price equal to $50 per share, or $107,100. At the same time, the Company sold 16,000 shares of Series D Convertible Preferred Stock of the Company to Vetrotex, and the Company received an aggregate cash purchase price of $1,760,000, including the purchase price for the Series AA Convertible Preferred and Series BB Convertible Preferred Shares. The funds used to purchase these shares came from working capital of Vetrotex. On February 4, 1997, immediately prior to the initial public offering of the Company, all of the Series AA, Series BB and Series D Preferred Shares held by Vetrotex were converted into an aggregate of 580,800 shares of Common Stock. On the same date, the Company issued an additional 62,260 shares of Common Stock to Vetrotex in payment of accrued dividends on such Preferred Shares and Vetrotex's original 2,142 shares of Common Stock were subject to a 33 for 1 stock split (thereby becoming 70,686 shares of Common Stock). As a result of the foregoing events, Vetrotex now owns an aggregate of 713,746 shares of Common Stock of the Company.

   For a period of time, both before and after the Company's initial public offering, the Company maintained a corporate collaboration with Vetrotex, whereby the Company purchased a majority of its fiber glass requirements from Vetrotex and whereby the Company was developing products and processes to take advantage of new products developed by Vetrotex and its affiliates. At one time, the Company and Vetrotex were parties to a long-term requirements contract for the Company's fiber glass requirements. Currently, the Company purchases approximately one-third of its fiber glass requirements from Vetrotex and there are no longer any ongoing co-development efforts between them.

   An executive officer of Vetrotex, David E. Sharpe, has served as one of the seven directors of the Company since 1993. On or about March 14, 2000, Mr. Sharpe informed the Company that he did not intend to stand for re-election at the next annual meeting of shareholders of the Company in 2000. None of Purchaser,

Parent, Saint-Gobain, Vetrotex or any of their affiliates has suggested a nominee to replace him, nor do they have any contractual right to do so.

   9. Source and Amount of Funds. The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer (based upon current issued and outstanding Shares (other than those owned by Vetrotex) and including amounts required to extinguish outstanding options having an exercise price of below $8.00 per share) and to pay related fees and expenses of Purchaser and Parent is estimated to be approximately $43 million. Purchaser will fund such amount through funds received from Parent. Parent will obtain such funds from internally generated funds or existing resources or from Saint-Gobain or its affiliates. If called upon to make funds available to Parent, Saint-Gobain will obtain such funds from internally generated funds or existing resources.

   10. Background of the Offer; Past Contacts, Transactions or Negotiations with the Company.

   Saint-Gobain is interested in finding new applications for the products and processes of the Company to complement Saint-Gobain's own efforts in this regard. Saint-Gobain first explored internally the strategic advantages of a business combination with the Company as early as 1998, but nothing specific developed from this internal review. By virtue of Vetrotex's existing ownership interest in the Company and its position as a long-term raw materials supplier to the Company, Saint-Gobain had been following developments within the Company on the basis of the Company's public information. Based upon available public information, individuals within the Saint-Gobain organization believed there might be synergies that would result from a business collaboration of the Company with the Technical Fabrics Group of the Saint-Gobain Reinforcements Division, including technological, research and development, marketing and cost savings. Further synergy might result from the integration of a fiber glass supplier with a technical fabrics and components manufacturer, including a reduction in the time required to develop new products, improvement in raw material quality and improvement in the supply chain organization. Saint-Gobain believed there was strong support for such development in certain geographic areas of the world, particularly in the European market and perhaps in Asia. Accordingly, in October 1999, it was suggested by Roberto Caliari, the President of the Reinforcements Division of Saint-Gobain, to Martin S. Grimnes, the Chairman, Chief Executive Officer and a director of the Company, that they meet during the Composites Fabricators Association show in Chicago. On October 28, 1999, Mr. Caliari met with Mr. Grimnes to discuss various market opportunities and explore if it would make sense to consider strategic partnerships. It was agreed at the conclusion of the discussion to organize another meeting in Europe to pursue this analysis, either at the end of 1999 or the beginning of 2000.

   On March 30, 2000, Mr. Caliari and Jean-Philippe Buisson, the Vice President-Finance and Strategic Planning of the Reinforcements Division of Saint-Gobain, met in England with Mr. Grimnes, William M. Dubay, the President, Chief Operating Officer and a director of the Company, and Peter N. Walmsley, an outside director of the Company, to discuss possible strategic alliances and the advantages that a more direct business combination might have for both companies. Messrs. Caliari and Buisson explained that Saint-Gobain's Reinforcements Division is organized into two separate core businesses (Fiber Glass and Technical Fabrics) and discussed the degree of autonomy within the Technical Fabrics Group that the Company could expect if a business combination were effected. At that meeting, Saint-Gobain's representatives suggested that they might be interested in a negotiated transaction with the Company. The Saint-Gobain representatives further suggested that Saint-Gobain might be prepared, based upon public information, to pay in a range of up to $7.00 per Share for all outstanding Shares of the Company not already owned by Vetrotex. The representatives of the Company indicated that this price range was below their expectations, and Mr. Dubay expressed concern that as a consequence of differences that had arisen between the companies in the past with regard to the availability and pricing of fiber glass, a long-term relationship between the companies might be problematic. Mr. Grimnes also expressed his belief that if a firm offer were made by Saint-Gobain, the Company would have to talk with other potential purchasers of the business, although its preference was that the Company remain independent.

   Following the meeting, Mr. Grimnes continued this discussion with Messrs. Caliari and Buisson on their way to the airport, during which time the focus of the conversation centered on provisions, if any, that would be made for management and employees, as well as whether it would be possible to negotiate a higher price per Share. An invitation was extended to Mr. Grimnes for a further meeting in Europe at the earliest opportunity.

   On Monday, April 3, 2000, Mr. Grimnes called Mr. Buisson to inform him that because of a very busy schedule, including a Board meeting later in the week, he would not be able to travel to Europe in order to continue discussions as planned. He also said that he had been advised by the Board of Directors not to attend such a meeting alone, because of his position as Chairman of the Board and CEO. He further stated that he had spoken with some of the directors and some of the Company's management and they did not have any interest in pursuing a business combination with Saint-Gobain. According to Mr. Grimnes, these persons also indicated that the price per Share offered by Saint-Gobain was too far below their expectations to be considered attractive.

   Nevertheless, and somewhat contrary to his position of the day before, on Tuesday, April 4, 2000, Mr. Grimnes called Mr. Buisson to indicate that if Messrs. Caliari and Buisson came to the United States he would be able to meet with them within the next few weeks. Mr. Grimnes stated his desire to further explore the possible synergies a business combination might engender as well as expectations of management and employees following such a combination. Mr. Buisson indicated that this was too long a delay and that if a meeting were to be held it should be sooner. A decision was reached to meet either in New York or in Boston on Monday, April 10, 2000. Subsequently, on April 5, 2000, this was confirmed in the following letter:

                                     Mr. Martin S. Grimnes
                                     Chairman and Chief Executive Officer
                                     Brunswick Technologies, Inc.
                                     43 Bibber Parkway
                                     Brunswick, Maine 04011

                                     April 5th, 2000

  CONFIDENTIAL

  Dear Martin:

  I want to confirm that Jean-Philippe Buisson and myself will come in New York on Monday April 10 in the afternoon to continue our discussion with you and Peter Walmsley.

  After our recent conversations, I would like to reiterate our desire to establish a constructive dialogue with BTI hoping that we can explore a possible strategic business combination on an expedited timetable and on a friendly, negotiated and confidential basis. We believe that such a transaction can be very attractive to both companies, their respective shareholders and their employees. I am, therefore, prepared to negotiate with you the main issues involved in the transaction, including price, operating structure, management and integration issues.

  Pursuant to your request and that of Mr. Walmsley last week that we not make any publication which might threaten the continued independence of BTI, we do not intend at this time to make any public disclosure. This decision is, of course, predicated on the assumption that BTI will not make any public disclosures impacting these discussions before then.

  I am looking forward to meeting you again and Peter Walmsley next Monday. Clearly, this opportunity is the highest priority for all of us with Saint-Gobain, and we would like you and your Board to share our enthusiasm.

  Best personal regards.

                                     Sincerely,

                                     /s/ Roberto Caliari
                                     _____________________________________
                                     Roberto Caliari

   On Monday, April 10, 2000, at 2:00 p.m. (Eastern daylight savings time) at the Hotel Inter-Continental New York in New York City, Messrs. Caliari and Buisson, as representatives of Saint-Gobain, and Mr. Grimnes, Mr. Dubay and Richard Corbin, an independent director of the Company (Mr. Corbin replaced Mr. Walmsley, who originally had been expected to attend that meeting) met for approximately three hours. Mr. Corbin acted as the principal spokesperson for the Company. Messrs. Caliari and Buisson explained that Saint-Gobain was not comfortable with the current situation of Vetrotex's significant share ownership in the Company and were hopeful the parties could find a solution, either through an acquisition of the Company by Saint-Gobain or by a sale of the Shares owned by Vetrotex. The discussion quickly focused on realizing value for the shareholders of the Company. Mr. Corbin confirmed that a price range of $7.00 per Share was not sufficiently pre-emptive that it would be favorably received by the Company's Board of Directors. He indicated that a Board meeting had been scheduled for April 11, 2000 and asked if a $7.00 per Share price range was Saint-Gobain's "last price" and whether Saint-Gobain intended to move toward an unsolicited bid. Mr. Caliari then delivered the following letter reflecting an increase in the price per Share to $7.75:

                             BRANCHE RENFORCEMENT

                                     The Board of Directors
                                     Brunswick Technologies, Inc.
                                     43 Bibber Parkway
                                     Brunswick, Maine 04011

                                     Paris, April 10th, 2000

  CONFIDENTIAL

  Dear Director:

     We are writing to express our desire to establish a constructive dialogue with the Board of Directors of Brunswick Technologies, Inc. ("BTI") regarding a strategic business combination between Saint-Gobain and BTI on an expedited timetable and on a negotiated and confidential basis. We have had, within the past two weeks, two unsuccessful attempts to negotiate the terms of a transaction with several of your directors, at least one of whom is a member of management. We feel we have no choice but to present our offer directly to the full Board. Based on our analysis to date, we are in a position to negotiate a cash offer of up to $7.75 per share, which represents a premium of approximately 50% to the average price of the past few days. We believe that this is a full and fair price that fairly reflects the benefits to be obtained from a combination of our businesses and presents a unique and compelling opportunity for the shareholders of BTI.

     Given the very difficult public market environment for small capitalization stocks (a situation that is unlikely to improve in the near-term), including very limited research following, limited institutional interest and significant price volatility, it has been and will continue to be a challenge for BTI to create shareholder value as an independent public entity, as evidenced by BTI's recent trading performance. We believe that these issues can negatively impact BTI's ability to use its stock as an acquisition currency and as a compensation incentive to attract and retain management and key employees.

     We believe that Saint-Gobain and BTI would be a very attractive combination--providing an outstanding strategic fit. By virtue of our approximate 14% ownership interest in BTI and our position as a long-term key raw materials supplier to BTI, we feel we know your company extremely well. Based upon this knowledge and our experience operating in your markets on a global basis, we believe there is a compelling strategic rationale for a combination. In evaluating why such a combination is so attractive to both companies and their respective shareholders, we have focused on several key factors, including the following:

  . Synergies within the Technical Fabrics Group of the Saint-Gobain Reinforcement Branch (e.g., technologies, marketing, R&D, cost optimization) while at the same time maintaining an ability to innovate and quickly respond to market developments through a clear autonomy of management;

  . Synergies resulting from the integration of a fiberglass supplier with a technical fabrics manufacturer, including a reduction in the time required to develop new products, improvements in raw material quality, and improved logistics and supply chain organization;

  . Strong support for development in the European market and other key markets (e.g., Asia) ; and

  . Greater access to capital for, among other things, research and development expenditures and capital investment (critical given BTI's near-term plans to invest heavily in the infrastructure market and to pursue growth through acquisition).

     Based on these factors, we have concluded that the strategic and financial advantages of combining our two companies are too significant to ignore.

     If you are unwilling to commence meaningful and substantive negotiations with us within the next two days, or if you reject our strong indication of interest in a negotiated transaction at this price, we shall consider all options open to us, including taking our proposal directly to your shareholders.

     We believe that the transaction we are proposing is in the best interest of BTI's shareholders and will allow them to receive possible future value today. We urge the Board of Directors of BTI to recognize the immediate and long-term value of this transaction for BTI shareholders. We are available to meet with you and your representatives to discuss this matter at your earliest convenience.

                                     Yours sincerely,

                                     /s/ Roberto Caliari
                                     _____________________________________
                                     Roberto Caliari

   Mr. Corbin then indicated that Mr. Grimnes would respond for the directors by the end of the day on April 11, 2000, following the Company's Board meeting.

   On Tuesday, April 11, 2000, Messrs. Caliari and Buisson were in Mexico on business and did not hear from Mr. Grimnes by the close of business (Eastern daylight savings time). Accordingly, Mr. Buisson called Mr. Grimnes to inquire as to the response which had been promised. Mr. Grimnes indicated that the Company's outside counsel was preparing a response to the written proposal delivered by Mr. Caliari on the preceding day. Mr. Buisson inquired as to the content of such letter, and Mr. Grimnes responded that he was not permitted to offer any comment at that time.

   Late in the day on Wednesday, April 12, 2000, Mr. Caliari received the following letter by fax in Mexico from Mr. Walmsley:

                                     April 12, 2000

  Roberto Caliari
  Saint-Gobain
  Branche Reinforcement

  CONFIDENTIAL

  Dear Mr. Caliari:

  The Board of Brunswick Technologies Inc. ("BTI") has carefully reviewed the proposal set forth in your letter of April 10, 2000 addressed to the Board of Directors of BTI, as well as the discussions in prior meetings between representatives of BTI and Saint-Gobain (the "Proposal").

  First, the BTI Board is constrained to state that in light of the long-term value of BTI, current stock market conditions and other matters, it does not believe BTI should be sold at this time. However, the Board also believes BTI should carefully consider serious proposals made to it, such as your Proposal. To this end an Independent Committee of the Board has been formed to evaluate and respond to the Proposal in a substantive manner.

  As a preliminary matter, the Independent Committee is perplexed as the value placed on BTI, particularly in light of BTI's dominant market position, leading technologies and distribution relationships, as well as the synergies described in the Proposal. The Committee is very interested in understanding the basis for the valuation set forth in the Proposal. It is also critical that the Committee have a clear understanding of the consequences of a strategic alliance or sale of BTI to all of its constituents, stockholders, employees, suppliers, customers and the community at large. The Committee believes it will take two weeks to obtain additional input from Saint-Gobain and the financial advisors it is engaging to assist it in this matter. During that period, BTI would like to preserve the confidentiality of our discussions and is willing to agree not to pursue or solicit proposals with third parties. We expect that Saint-Gobain will agree not to acquire any additional beneficial interests in BTI during that period.

  If the foregoing is acceptable, please return a countersigned copy of this letter to our counsel, Robert A. Trevisani, Esq., Gadsby Hannah LLP, 225 Franklin Street, Boston, MA 02110 (617-345-7013; fax 617-345-
  7000) and he will respond promptly with appropriate legal documentation.

                                     Yours sincerely,

                                     /s/ Peter N. Walmsley
                                     _____________________________________
                                     Peter N. Walmsley, Chairman of the
                                     Independent Committee of the Board
                                     of Directors

  AGREED:

  SAINT-GOBAIN

  By: _________________________________
    Roberto Caliari

   Mr. Buisson instructed Saint-Gobain's counsel to contact Mr. Trevisani, the Company's outside counsel.

   At approximately 7:30 p.m. (Eastern daylight savings time) on Wednesday, April 12, 2000, John R. Mesher, Vice President, General Counsel and Secretary of Parent, Linda F. Montemayor, Divisional Counsel of Parent, and Peter O. Clauss, a partner of Pepper Hamilton LLP in Philadelphia, Pennsylvania, unsuccessfully attempted to reach Mr. Trevisani and left a voice mail. Shortly thereafter, Mr. Trevisani called Mr. Clauss. Mr. Clauss referred to the letter and inquired why negotiations with the independent committee could not take place immediately. Mr. Trevisani responded that the independent directors live in different areas of the country and it was hard to find a place and time at which they could convene in person, so that to date their meetings had been by telephone. He further indicated that the committee members were having difficulty in determining the value of the Company, particularly in valuing its technology and distribution. He indicated that although the committee had authority to do so, it had not yet engaged an investment banking firm. Mr. Clauss stressed the desire of Saint-Gobain to determine quickly whether or not there was interest in a negotiated transaction in the price range indicated. Mr. Clauss pointed out that as a significant shareholder, Parent and its affiliates may also have reporting obligations once certain decisions are made regarding a possible transaction. Mr. Trevisani responded that the Company was concerned that any public disclosure might jeopardize its relationships with critical suppliers. In addition to the desire of the independent committee to understand the valuation methodologies used by Saint-Gobain in arriving at its proposal, he raised similar concerns to those in Mr. Walmsley's letter concerning various constituencies of the Company. Mr. Trevisani indicated that he would be travelling in the morning, but would try to reach the Chairman of the independent committee that evening before the committee meeting on April 13, 2000.

   At approximately 9:45 p.m. (Eastern daylight savings time) on April 12, 2000, Mr. Trevisani again called Mr. Clauss and informed him that he was only able to reach Mr. Corbin. Mr. Corbin promised to inform the other members of the committee of the call during their meeting on the following morning, and they would then confer with Mr. Trevisani later in the morning. He inquired why Mr. Sharpe had not resigned from the Board of Directors, which he stated made it more difficult for them to schedule meetings promptly, and which days Messrs. Buisson and Caliari would be available to meet with the independent committee. Mr. Clauss responded that he would have answers to those questions the following morning.

   On Thursday, April 13, 2000, Mr. Trevisani did not call Mr. Clauss until approximately 3:30 p.m. (Eastern daylight savings time), and Mr. Mesher and Ms. Montemayor joined in the call. Mr. Trevisani indicated that the independent committee had been unable to convene by telephone during the morning as planned, but had scheduled a telephonic meeting for approximately 6:00 p.m. (Eastern daylight savings time) that evening. In response to the questions left with Mr. Clauss on the preceding evening, it was reported that because of their travel plans Messrs. Caliari and Buisson would be available to meet with the independent committee on Saturday, April 15. However, because this would require postponing their planned departure for Paris they wanted assurance that any such meeting would result in meaningful negotiations. As to the question regarding Mr. Sharpe's failure to resign from the Company's Board of Directors, Mr. Trevisani was informed that Mr. Sharpe has retained separate counsel regarding this matter and that all such questions should be referred to Mr. Sharpe's counsel. During the call, Mr. Trevisani indicated it was highly unlikely that the independent committee would be able to respond by the end of the weekend on April 16, 2000 as to whether they were interested in pursuing a negotiated transaction and whether the price offered per Share was adequate. Messrs. Mesher and Clauss and Ms. Montemayor reiterated Parent's possible reporting obligations once it made a final decision. Mr. Trevisani was also asked to have the independent committee confirm what areas of discussion would be covered in a further meeting and whether the committee would be prepared to commence negotiations regarding a possible transaction. At the conclusion of the call, Mr. Trevisani indicated that he would contact Mr. Clauss later that evening to report on the decisions of the independent committee.

   During the evening of Thursday, April 13, 2000, Mr. Trevisani left a voice mail for Mr. Clauss indicating that the independent committee would not be able to arrange an in-person meeting with Messrs. Caliari and Buisson on Saturday, April 15, but would be willing to conduct such a meeting telephonically. However, he indicated that they were not prepared to enter into any negotiations because they had insufficient information and background. They reiterated their request that Saint-Gobain detail to them its specific intentions regarding the Company's constituencies and provide an explanation of why it believed the proposed price was a fair price. He stated that the independent committee hoped that Saint-Gobain would not publicize any information regarding possible negotiations. Finally, Mr. Trevisani indicated that he would be unavailable until at least the afternoon of Friday, April 14, 2000, and that further contact should be made through his partner, Ms. Marianne Gilleran, in Boston.

   On Friday morning, April 14, 2000, Mr. Clauss attempted to reach Ms. Gilleran at approximately 8:30 a.m. (Eastern daylight savings time) and left a voice mail requesting information as to what timetable the independent committee would be willing to commence discussions with representatives of Saint-Gobain regarding a business combination, and whether the committee had retained investment advisors.

   At approximately 9:45 a.m. (Eastern daylight savings time) on Friday, April 14, 2000, Ms. Gilleran responded with a voice mail to Mr. Clauss, indicating that the Company's Board was then meeting and that his two specific questions had been answered. The response relayed by Ms. Gilleran was that a financial advisor with an investment banking background had been retained, but that an investment banking firm had not yet been retained to furnish the committee with appropriate valuations, although such firms were being interviewed. With regard to the timetable, she indicated that the committee would be willing to commence discussions with Saint-Gobain within the next several weeks, but that it was premature to commence discussions during the weekend of April 15-16. She further indicated that she was rejoining the Company's Board meeting, which was continuing.

   Subsequent to learning that the Company was not prepared to negotiate during the weekend of April 15-16, 2000, representatives of Saint-Gobain and Parent discussed the difficulties in arranging meaningful discussions leading to a possible negotiated transaction with representatives of the Company. Believing that the price proposed for a negotiated transaction represented a significant premium over recent trading prices in the Company's Common Stock and further believing that the fair market value of the Company was no greater than the value reflected in the trading prices of its Common Stock, a recommendation was made to the Parent's board that the offer be communicated directly to the shareholders of the Company. On Sunday, April 16, 2000, appropriate corporate action was taken by the boards of directors of Parent and Purchaser to authorize the Offer at a per Share price of $8.00 and to direct the appropriate officers and other representatives to proceed accordingly.

   Early in the morning on Monday, April 17, 2000, the following letter was faxed to the Board of Directors of the Company under a confidentiality legend to avoid premature disclosure:

                              BRANCHE RENFORCEMENT

                                          The Board of Directors
                                          Brunswick Technologies, Inc.
                                          43 Bibber Parkway
                                          Brunswick, Maine 04011

                                          Paris, April 17th, 2000

  CONFIDENTIAL

  Dear Director:

  As you know from our prior communications, it is our strong belief that Saint-Gobain and Brunswick Technologies, Inc. ("BTI") would be a compelling combination--providing both an outstanding strategic fit and a unique opportunity for your shareholders to realize maximum value for their shares.

  We have attempted to discuss with you a possible transaction that would lead to such a combination and at the same time provide BTI shareholders a substantial premium over the current market price of their shares. We have made, over the past two weeks, two unsuccessful attempts to negotiate the terms of a transaction with several of your directors, including two who are members of management. At the conclusion of our April 10, 2000 meeting, we made an offer to purchase all of the shares of BTI that we don't already own. Subsequently, on several occasions, representatives of BTI have indicated that while the Board of Directors is considering our offer, it is not ready to enter into negotiations for a transaction at this time, because it has not yet retained investment banking advisors. These representatives suggested that it may be several weeks before the BTI Board could engage in meaningful negotiations. While we are still prepared to discuss a negotiated transaction, our management strongly supports pursuing a business combination now. We therefore plan to present our offer directly to BTI's shareholders.

  We intend to commence a tender offer within the next few days to acquire 100% of the outstanding common shares of BTI not owned by Saint-Gobain and its affiliates at a price of $8.00 per share, in cash. This represents a premium of approximately 46% to Friday's closing price of $5.50 per share, and a premium of almost 78% to the closing price of one month ago. We believe that this is a full and fair price that fairly reflects the benefits to be obtained from a combination of our businesses and presents a unique and compelling opportunity for the shareholders of BTI. A combination is clearly in the best interests of both companies and all of their constituencies, and we are committed to completing it. Given Saint-Gobain's strong financial condition, the proposed transaction would not be subject to any financing contingencies.

  We believe that the transaction we are proposing is in the best interest of BTI's shareholders and will allow them to receive possible future value today. We urge BTI's Board of Directors to recognize the immediate and long-term value of this transaction for BTI shareholders. We are available to meet with you and your representatives to discuss this matter at your earliest convenience.

                                          Yours sincerely,

                                          /s/ Roberto Caliari
                                          _____________________________________
                                          Roberto Caliari

   Before the trading markets for the Company's Common Stock had opened, Parent released the following press release and filed it with the Commission:

CertainTeed Corporation Offers $8.00 per share for Brunswick Technologies, Inc.

     Valley Forge, Pennsylvania, April 17, 2000-CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), announced today that it intends to commence a tender offer for all of the approximately 5.2 million outstanding common shares of Brunswick Technologies, Inc. (Nasdaq: BTIC) not already owned by Vetrotex CertainTeed Corporation, a wholly owned subsidiary of CertainTeed, at a price of $8.00 per share, in cash. This offer represents a premium of approximately 46% over BTI's closing price on Friday, April 14, 2000, and a premium of almost 78% over the closing price of one month ago. Vetrotex, CertainTeed's fiber glass reinforcements business, currently owns about 14% of the outstanding shares of BTI.

     The offer will commence within the next few days and is not subject to any financing contingency. This offer is announced after CertainTeed's repeated requests to negotiate a transaction were deferred by BTI's directors.

     CertainTeed believes that the offer delivers significant and immediate value to BTI shareholders. Additionally, the combination of Vetrotex and BTI can achieve benefits for both companies by bringing a well managed, financially stronger and more diverse company together with BTI at a crucial time in its development. CertainTeed prefers to meet with representatives of BTI to pursue meaningful negotiations but, if not, CertainTeed believes that BTI shareholders should be given the opportunity to consider and act upon the offer.

     Lehman Brothers Inc. has been retained as CertainTeed's financial advisor in connection with this offer.

     This news release is for informational purposes only. It is not an offer to buy, or the solicitation of an offer to sell, any shares of BTI common stock. Further, it is not a solicitation of a proxy, consent or authorization for, or with respect to, a meeting of the shareholders of CertainTeed, any of its affiliates or BTI, or any action in lieu of a meeting. The solicitation of offers to buy BTI common stock will only be made pursuant to an offer to purchase and related materials that CertainTeed Corporation will soon be sending to BTI shareholders. This material also will be filed with the Securities and Exchange Commission as part of a tender offer statement. BTI shareholders will be able to obtain such tender offer statement, including the offer to purchase and related materials, for free at the Commission's Web site at www.sec.gov. Such documents also will be available at no charge from CertainTeed Corporation's information agent, Innisfree M&A Incorporated, at 212-750-5833 or 1-888-750-5834. BTI shareholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.

     BTI develops and manufactures engineered reinforcements for the composite industry. Examples of products manufactured with BTI engineered reinforcements include ballistic armor, boats, snowboards, truck panels, wind-blades, automotive parts, marine pilings, bridges, and offshore oil and gas production equipment. BTI has manufacturing facilities in Maine, Texas and the UK.

     CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

                                     # # #

     This release may contain some forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

  CONTACTS:

  Joele Frank / Josh Silverman
  Joele Frank, Wilkinson, Brimmer, Katcher
  212-355-4449 ext. 110/121

   Later that day, Vetrotex delivered to the Company a notice calling a special meeting of shareholders of the Company. The meeting was called for the purpose of acting upon (i) a proposed amendment to the Company's Articles of Incorporation to reduce the vote necessary to remove directors to a majority of the outstanding shares, (ii) removal of the Board of Directors, and (iii) election of new directors.

   On April 18, 2000, Vetrotex delivered to the Company a demand for certain shareholder records, to be produced pursuant to the MBCA and Maine common law. Vetrotex has not yet received any response from the Company concerning this demand.

   Also, on April 18, 2000, Mr. Caliari received a letter from Mr. Grimmes objecting to Parent's desired timetable for commencing meaningful discussions and reiterating many of the same issues raised in the Company's prior letter from Mr. Walmsley to Mr. Caliari of April 12, 2000. He also restated much of the history of the communications between the parties outlined above, and generally objected to Parent's decision to publicly release information related to its offer. Parent does not believe any response to this communication is warranted at this time.

   On April 20, 2000, Purchaser and Parent delivered to the Company a demand for certain shareholder lists and information, to be produced pursuant to Rule 14d-5 under the Exchange Act.

   11. Purpose of the Offer; Plans for the Company.

   Purpose of the Offer. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger between Purchaser and the Company, in which all shareholders of the Company who did not tender their shares in the Offer, other than Vetrotex, will receive the same cash consideration for their Shares as in the Offer.

   "Going Private" Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the Commission and disclosed to shareholders prior to consummation of the transaction. Purchaser believes, however, that Rule 13e-3 is not applicable to the Merger.

   Shareholder Approval of Merger. The MCBA generally requires a plan of merger to be approved by a corporation's board of directors and its shareholders, except in the case of a short-form merger (described below). Assuming that
Section 611-A of the MBCA does not apply (see Section 16 below), the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of shareholders needed to authorize the Merger. If, however, the Merger is consummated in accordance with the short-form merger provisions under the MBCA described below, no action by the shareholders of the Company will be required to consummate the Merger. Purchaser intends the Company to be the surviving entity following the Merger, unless the Merger is consummated as a short-form merger.

   Short-Form Merger. Under Section 904 of the MBCA, if a parent corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the merger of the subsidiary corporation into the parent corporation may be effected by having the board of directors of the parent corporation approve and adopt a plan of merger, without any action or vote on the part of the shareholders of the subsidiary corporation. Such a merger cannot become effective until at least 30 days after mailing of the plan of merger to all subsidiary corporation shareholders. If Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser would expect to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable, without a meeting of shareholders of the Company. If the Merger is effected in this manner, the Purchaser will be the surviving entity following the Merger.

   Dissenters' Rights. Holders of Shares do not have dissenters' rights as a result of the Offer itself. However, in connection with the planned Merger, holders of Shares, by complying with the provisions of the MBCA, would have certain rights to dissent and to require the Company to purchase their Shares for cash at "fair value." In general, a shareholder will be entitled to exercise dissenters' rights under the MBCA only if the dissenting shareholder has filed with the Company before or at the shareholder meeting at which the Merger is to be submitted to a vote a written objection to the Merger, has not voted in favor of the Merger, and has delivered or mailed his or her objection to the Merger within fifteen days after the date on which the shareholder vote was taken (or, in the case of a short-form merger, has delivered or mailed his or her objection within fifteen days after notice of the plan of merger was mailed to shareholders of the subsidiary corporation).

   If the statutory procedures under the MBCA relating to dissenters' rights are complied with, the dissenting shareholders or the Company can seek a judicial determination of the "fair value" of the Shares. The "fair value" would be determined as of the day before the date on which the vote of shareholders was taken to approve the Merger (or the director vote, in the case of a short-form merger), excluding any appreciation or depreciation in anticipation of the Merger. The value so determined could be more or less than the Offer Price.

   The foregoing summary of the rights of dissenting shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters' rights and is qualified in its entirety by reference to the MBCA. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the MBCA. Additional details concerning dissenters' rights will appear in a proxy statement or information statement or other materials sent to Company shareholders in connection with the Merger.

   Plans for the Company. In connection with its consideration of the Offer, Parent has made a preliminary review, and will continue to review, on the basis of available information, various possible business strategies that it might consider in the event that it acquires control of the Company. Such strategies may include, among other things, the integration of certain assets or lines of business of the Company with those of Parent and its subsidiaries, as well as the implementation of technical and industrial savings and synergies created by the transaction.

   Except as described above or elsewhere in this Offer to Purchase, Parent has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any material change in the Company's capitalization policy or any other material change in the Company's corporate structure or business.

   12. Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

   Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of The Nasdaq Stock Market for continued listing and may, therefore, be delisted from such exchange. According to The Nasdaq Stock Market's published guidelines, the Shares would not be eligible for continued listing on The Nasdaq National Market tier if, among other things, the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 750,000, there were fewer than 400 beneficial round lot holders of at least 100 Shares or the aggregate market value of such publicly held Shares was less than $5 million. If the Shares were no longer eligible for inclusion in The Nasdaq National Market tier, they may nevertheless continue to be included in The Nasdaq Stock Market unless, among other things, the public float was less than 500,000 shares, there were fewer than 300 beneficial round lot shareholders in total or the market value of the public float was less than $1 million. According to the Company 10-K, there were approximately 3,600 holders of record of Shares as of March 24, 2000. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of The Nasdaq Stock Market for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

   If The Nasdaq Stock Market were to delist the Shares (which Purchaser intends to cause the Company to seek if it acquires control of the Company and the Shares no longer meet The Nasdaq Stock Market listing requirements), it is possible that the Shares could trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation Systems or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

   The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for loans made by brokers.

   The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a shareholder's meeting and the related requirement of an annual report to shareholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for Nasdaq Stock Market listing. Purchaser intends to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

   13. Dividends and Distributions. If on or after April 20, 2000, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on April 20, 2000 of stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Purchaser's rights under Sections 14 and 15, Purchaser may, in its sole discretion, make such adjustments in the purchase price and other terms of the Offer as it deems appropriate including the number or type of securities to be purchased.

   If, on or after April 20, 2000, the Company should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase any securities) that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under Sections 14 and 15, (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

   14. Extension of Tender Period; Termination; Amendment. Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in Section 15 shall have been satisfied, (i) to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension, (ii) to waive any conditions to the Offer by making a public announcement of such waiver or
(iii) to amend the Offer in any respect. There can be no assurance that Purchaser will exercise its right to extend or waive any condition of, or amend, the Offer.

   If Purchaser increases or decreases the number of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If Purchaser makes a material change in the terms of the Offer (other than a change in price or number of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer, to the extent required by Rules 14d-(4)(d)(1), 14d-6(c) or 14e-1(d) under the Exchange Act, for a period sufficient to allow shareholders to consider the amended terms of the Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

   Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 15 shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

   If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of

Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in Section 4. The reservation by Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

   Any extension, termination, waiver of any condition or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

   15. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), pay for any Shares, and may terminate the Offer as provided in Section 14, if:

     (a) the Minimum Condition has not been satisfied or waived by the Expiration Date;

     (b) the Purchaser and Parent are not satisfied, in their sole discretion, that the provisions of Section 611-A of the MBCA are inapplicable to the acquisition of Shares pursuant to the Offer and any subsequent business transaction involving the Purchaser, Parent or Saint-Gobain with the Company, including the Merger;

     (c) the applicable waiting period under the HSR Act has not expired or been terminated by the Expiration Date;

     (d) the Rights have not been redeemed by the Board of Directors of the Company, or Purchaser and Parent are not satisfied, in their sole discretion, that the Rights are inapplicable to the Offer and any subsequent business transaction involving Purchaser, Parent and Saint-Gobain with the Company, including the Merger; or

     (e) at any time on or after April 20, 2000 and prior to the Expiration Date, any of the following conditions exist:

       (1) there shall be instituted or pending any action, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, before any court or governmental authority or agency, domestic or foreign,

         . challenging the acquisition by Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, or seeking to require the Company, Purchaser or Parent to pay any damages related to the Offer or the Merger that are material in relation to the Company taken as a whole,

         . seeking to impose material limitations on the ability of Purchaser or to render Purchaser unable to accept for payment, pay for, or purchase some or all of the Shares pursuant to the Offer, or to consummate the Merger,

         . seeking to restrain or prohibit Purchaser's or Parent's ownership or operation (or that of their affiliates) of all or any portion of the business or assets of the Company and its subsidiaries or of Parent and its affiliates or to compel Purchaser or Parent or any of their affiliates to dispose of or hold separate all or any portion of the business or assets of the Company and its subsidiaries or of Parent and its affiliates,

         . seeking to impose limitations on the ability of Purchaser, Parent or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser, Parent or any of their affiliates on all matters properly presented to the Company's shareholders,

         . seeking to require divestiture by Purchaser, Parent or any of their affiliates of any Shares,

         . that otherwise is reasonably likely to have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company;

       (2) there shall have been any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in any of the clauses of paragraph (1) above;

       (3) any person shall have entered into a definitive agreement or an agreement in principle with the Company regarding an Acquisition Proposal (as defined below);

       (4) the Board of Directors of the Company shall have recommended, or publicly announced its intention to enter into, a definitive agreement or an agreement in principle with respect to an Acquisition Proposal;

       (5) it shall have been publicly disclosed, or Purchaser or Parent shall have otherwise learned, that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Purchaser, Parent or any of their affiliates, shall have acquired beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Shares);

       (6) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates) or it shall be publicly disclosed, or Purchaser, Parent or any of their affiliates shall otherwise learn, that (a) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire, through the acquisition of Shares, the formation of a group or otherwise, beneficial ownership of any other class or series of capital stock of the Company, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of such class or series of capital stock of the Company, (b) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to an Acquisition Proposal or
    (c) any person shall file a Notification and Report Form under the HSR Act or make a public announcement of an Acquisition Proposal;

       (7) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries or affiliates which, in the sole judgement of Purchaser, Parent or Saint-Gobain, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or Purchaser, Parent or Saint-Gobain shall have become aware of any fact which, in the sole judgment of any of them, has or may have adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to Purchaser, Parent, Saint-Gobain or any of their affiliates;

       (8) there shall have occurred or been threatened (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) any extraordinary or adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of the Shares, (c) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of Purchaser, Parent or Saint-Gobain, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the

    Company or any of its subsidiaries or affiliates, or material change in United States currency exchange rates or a suspension of, or limitation on, the markets therefor, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or abroad, (e) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or governmental entity on, or other event that, in the sole judgment of Purchaser, Parent or Saint-Gobain, might affect the extension of credit by banks or other lending institutions or (f) in the case of any of the foregoing existing at the time of the commencement of the Offer, an acceleration or worsening thereof;

       (9) there shall have occurred a commencement of a war or armed hostilities or other national or international crises or calamity directly or indirectly involving the United States or foreign countries that is reasonably expected to have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries or affiliates;

       (10) the Company's Board of Directors shall have granted any severance agreements to Company employees or officers that Purchaser or Parent in their sole discretion determines could have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries or affiliates; or

       (11) the Company's shareholders shall have approved the Company's proposed amendment to its 1997 Equity Incentive Plan included in the Company's Proxy Statement dated April 17, 2000, or any similar proposal.

   An "Acquisition Proposal" shall mean an inquiry, offer or proposal regarding any of the following involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction, (x) any sale, lease, exchange, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions, or (y) any tender offer or exchange offer for 15% or more of the outstanding Shares or the filing of a registration statement under the Securities Act in connection therewith.

   The foregoing conditions are for the sole benefit of Purchaser and Parent and may be waived by Purchaser and Parent in whole or in part at any time and from time to time in their discretion. The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.

   A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

   16. Certain Legal Matters; Regulatory Approvals.

   General. Purchaser is not aware of any material pending legal proceeding relating to the Offer. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that such approval or other action will be sought. Except as described under "Antitrust" below, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Purchaser's obligation under the Offer to accept for payment, and pay for, Shares is subject to certain conditions. See Section 15.

   Takeover Statutes in Maine. The Company is incorporated under the laws of the State of Maine. The following provisions should be noted in connection with the Offer and any merger following consummation of the Offer:

     (a) Section 611-A of the MBCA. The Offer is conditioned on Section 611-A being inapplicable to the Purchaser and its affiliates, as confirmed to the satisfaction of Purchaser and Parent. See Section 15.

     Under certain circumstances, Section 611-A of the MBCA prohibits a Maine corporation from engaging in specified business combinations within five years after a person first becomes an interested stockholder. The term "interested stockholder" means (i) the beneficial owner of 25% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation that, at any time within the five-year period immediately prior to the date in question, was the beneficial owner of 25% or more of the outstanding voting stock of the corporation. The types of "business combinations" covered by the statute include, among others, mergers and consolidations, liquidations, reorganizations and certain asset transfers or stock issuances.

     A business combination is not prohibited by Section 611-A if it occurs more than five years after the "stock acquisition date," which with respect to any person and any Maine corporation means the date that person first becomes an interested stockholder of that corporation or if, on the interested stockholder's stock acquisition date, the corporation did not have a class of voting stock registered or traded on a national securities exchange or registered with the Commission under Section 12(g) of the Exchange Act. In August 1993, Parent acquired beneficial ownership of more than 25% of the outstanding voting stock of the Company. This ownership position was diluted to its current level in February 1997, due to the Company's initial public offering of Common Stock. Purchaser may seek judicial confirmation that, under these circumstances, Section 611-A will be inapplicable if the Offer is consummated by Purchaser.

     A business combination also is not prohibited if it is approved by the corporation's board of directors prior to the stock acquisition date, or by both the board of directors and a majority vote of shareholders other than the interested stockholder, its affiliates or associates, and the corporation's directors, officers or employees. In order to assure the inapplicability of Section 611-A, Purchaser and Vetrotex may seek advance approval of the Merger by the Company's Board of Directors prior to consummating the Offer. If the Board of Directors does not promptly approve the Merger, Purchaser and Vetrotex may seek a vote of Company shareholders in order to remove the Company's Board of Directors and elect new directors.

     On April 17, 2000, Vetrotex submitted a notice to the Company which calls a special meeting of the shareholders for the purpose of acting upon
  (i) a proposed amendment to the Company's Articles of Incorporation to reduce the vote necessary to remove directors to a majority of the outstanding shares, (ii) removal of the Board of Directors, and (iii) election of new directors. Under Section 805(4) of the MBCA, the holders of 10% or more of any class of stock may require the Board of Directors to submit a proposed Articles amendment to the shareholders at a special or annual meeting. Under the Company's Bylaws, special meetings of shareholders may be called by (among others) the holders of not less than 10% of the shares entitled to vote. The Company has certain rights to set the date of such meeting. To Purchaser's knowledge, no such date has yet been set. Under Section 604(2)(A) of the MBCA, the date of the meeting must occur within 60 days after Vetrotex's request, i.e., by June 16, 2000.

     Vetrotex currently owns less than 25% of the outstanding voting stock of the Company. If Vetrotex or Purchaser were to acquire such a number of Shares that would cause them to own more than 25% of the Company's outstanding voting stock, Section 611-A could apply unless Vetrotex is deemed to have first become an "interested stockholder" in 1993, at the time it acquired more than 25% of the then outstanding Common Stock.

     As discussed below, some anti-takeover statutes in other states have been ruled unconstitutional. The constitutionality of Section 611-A has never been ruled upon by any court. Purchaser may seek a ruling to the effect that Section 611-A is unconstitutional on its face, or as applied to these circumstances.

     (b) Section 910 of the MBCA. Section 910 of the MBCA generally provides each shareholder of a publicly held Maine corporation with the right to demand payment of the "fair value" of his or her shares if any person or group acquires 25% or more of any class of voting stock of the corporation. As permitted by Section 910, the Company's shareholders have amended its Articles of Incorporation to exclude the Company from the statute. The Purchaser therefore believes that Section 910 is inapplicable to the Offer and the Merger.

   State Takeover Statutes-Other. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between Purchaser or any of its affiliates and the Company, and has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws.

   In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal District Court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   If any government official or third party should seek to apply any state takeover law to the Offer or any merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15.

   Antitrust-United States. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Purchaser will file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer is expected to expire prior to May 17, 2000. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

   A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the applicable 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 15. Subject to Section 4, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Purchaser or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

   Antitrust-Other Foreign Laws. Parent and Purchaser believe that no antitrust filings or notifications with foreign governmental or regulatory authorities will be required in connection with the Offer or the Merger.

   17. Fees and Expenses. Lehman Brothers is acting as financial advisor to Purchaser and Parent in connection with the proposed acquisition of the Company and is acting as Dealer Manager in connection with the Offer. Parent paid to Lehman Brothers as compensation for its services as financial advisor and as Dealer Manager in connection with the Offer a fee of $350,000. Upon completion of the Offer, Parent will pay Lehman Brothers an additional $900,000, for total fees of $1,250,000. Parent has also agreed to reimburse Lehman Brothers for certain dealer fees and reasonable out-of-pocket expenses incurred in connection with the Offer (including the reasonable fees and disbursements of outside counsel) and to indemnify Lehman Brothers and certain related persons against certain liabilities, including, without limitation, certain liabilities under the federal securities laws.

   Purchaser has retained Innisfree M&A Incorporated to act as the Information Agent and ChaseMellon Shareholder Services, L.L.C. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

   None of Purchaser, Parent or Saint-Gobain will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

   18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Lehman Brothers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR SAINT-GOBAIN NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   Purchaser, Parent and Saint-Gobain have filed a Schedule TO with the Commission, furnishing certain additional information with respect to the Offer. The Schedule TO may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 7 of this Offer to Purchase (except that such information will not be available at the regional offices of the Commission).

                                          VA Acquisition Corporation

April 20, 2000

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

   1. Directors and Executive Officers of Saint-Gobain. The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of the directors and executive officers of Compagnie de Saint-Gobain. Where no date is shown, the individual has occupied the position indicated or a similar position for a period of time beyond five years. All directors and officers of Compagnie de Saint-Gobain listed below are citizens of France, except for Mr. Breuer, who is a citizen of Germany, Mr. Leal Maldonado, who is a citizen of Spain, Mr. Neeteson, who is a citizen of The Netherlands, Mr. Dachowski, who is a citizen of the United Kingdom, and Messrs. Caccini and Caliari, who are citizens of Italy. Directors are identified by an asterisk next to their names.

                                     Present Principal Occupation or Employment
                                                        and
     Name and Business Address              Five-Year Employment History
 ---------------------------------- -------------------------------------------
 *Jean-Louis Beffa                  Chairman and Chief Executive Officer of
 Compagnie de Saint-Gobain          Compagnie de Saint-Gobain.
 Les Miroirs
 92096 La Defense Cedex (France)


 *Isabelle Bouillot                 Vice President of Caisse des Depots et
 Caisse des Depots et Consignations Consignations (1996-present); and Director
 57, rue de Lille                   of Budget at the Ministry of Finances
 75007 Paris (France)               (until 1996).

 *Dr. Rolf E. Breuer                Chairman of the Management Board of
 Deutsche Bank AG                   Deutsche Bank AG (1997-present); and Member
 Taunusanlage 12                    of the Management Board of Deutsche Bank
 60262 Frankfurt (Germany)          AG.

 *Bernard Esambert                  Vice-Chairman of the Bollore Group.
 Groupe Bollore
 Tour Delmas
 31-32 quai de Dion-Bouton
 92811 Puteaux (France)

 *Pierre Faurre                     Chairman and Chief Executive Officer of
 SAGEM                              SAGEM.
 6 avenue d'Iena
 75783 Paris Cedex 16 (France)

 *Eric d'Hautefeuille               Chief Operating Officer of Compagnie de
 Compagnie de Saint-Gobain          Saint-Gobain (1998-present); Senior Vice
 Les Miroirs                        President of Compagnie de Saint-Gobain
 92096 La Defense Cedex (France)    (1996-1998); and President of the Flat
                                    Glass Division of Compagnie de Saint-Gobain
                                    (until 1996).

 *Jose-Luis Leal Maldonado          Chairman of the Spanish Banking Association
 Centro Velasquez, 64, 6(degrees)   (1996-present).
 E-28001 Madrid (Spain)

 *Jacques-Louis Lions               Professor at the College de France (Paris);
 College de France                  President of the French Academy of Sciences
 3 rue d'Ulm                        (1996-1998); and Vice President of The
 75005 Paris (France)               French Academy of Sciences (until 1996).



                                    Present Principal Occupation or Employment
                                                       and
    Name and Business Address              Five-Year Employment History
 -------------------------------- ---------------------------------------------
 *Jean-Maurice Malot              President of the Employees' and Former
 Saint-Gobain Vitrage             Employees' Shareholders Association and of
 Les Miroirs                      the Supervisory Board of the Group Share
 92096 La Defense Cedex (France)  Savings Plan Mutual Funds of Compagnie de
                                  Saint-Gobain (1997-present); and Manager of
                                  the French Southern and Western subsidiaries
                                  of the Flat Glass Division of Compagnie de
                                  Saint-Gobain.


 *Jean-Marie Messier              Chairman and Chief Executive Officer of
 Vivendi Group                    Vivendi (1998-present) and of Cegetel (1998-
 42, avenue de Friedland          present); and Chairman and Chief Executive
 75008 Paris (France)             Officer of Compagnie Generale des Eaux (until
                                  1998).

 *Gerard Mestrallet               Chairman of the Management Board of
 Suez/Lyonnaise des Eaux          Suez/Lyonnaise des Eaux (1997-present); and
 1 rue d'Astorg                   Chairman and Chief Executive Officer of
 75008 Paris (France)             Compagnie de Suez (until 1997).

 *Michel Pebereau                 Chairman and Chief Executive Officer of
 Banque Nationale de Paris        Banque Nationale de Paris.
 16, boulevard des Italiens
 75009 Paris (France)

 *Bruno Roger                     Managing Partner of Lazard Freres & Cie.; and
 Lazard Freres & Cie.             Managing Director of Lazard Freres & Co. llc.
 121 boulevard Haussmann
 75008 Paris (France)

 Gianpaolo Caccini                Senior Vice President of Compagnie de Saint-
 Saint-Gobain Corporation         Gobain (1996-present); President of the
 750 East Swedesford Road         Abrasives Division of Compagnie de Saint-
 Valley Forge, Pennsylvania 19482 Gobain (2000-present); Vice Chairman,
                                  President and Chief Executive Officer of
                                  Saint-Gobain Corporation (1996-present);
                                  General Delegate of Compagnie de Saint-Gobain
                                  for the United States and Canada (1996-
                                  present); Chairman, President, Chief
                                  Executive Officer and Director of Norton
                                  Company (1996-present); and President of the
                                  Fiber Reinforcement Division of Compagnie de
                                  Saint-Gobain (until 1996).

 Emile Francois                   Senior Vice President of Compagnie de Saint-
 Poliet                           Gobain (1997-present); President of the
 Les Miroirs                      Specialized Distribution Division of
 92096 La Defense Cedex (France)  Compagnie de Saint-Gobain (1997-present);
                                  Chairman and Chief Executive Officer of
                                  Poliet (1998-present); Chairman and Chief
                                  Executive Officer of Lapeyre (1997-present);
                                  and President of the Industrial Ceramics
                                  Division of Compagnie de Saint-Gobain (until
                                  1996).

 Jean-Francois Phelizon           Senior Vice President of Compagnie de Saint-
 Compagnie de Saint-Gobain        Gobain (1998-present); and Finance Director
 Les Miroirs                      of Compagnie de Saint-Gobain.
 92096 La Defense Cedex (France)

 Claude Picot                     Senior Vice President of Compagnie de Saint-
 Saint-Gobain Emballage           Gobain (1996-present); and President of the
 Les Miroirs                      Containers Division of Compagnie de Saint-
 92096 La Defense Cedex (France)  Gobain.



                                 Present Principal Occupation or Employment and
    Name and Business Address             Five-Year Employment History
 ------------------------------- ----------------------------------------------
 Bernard Field                   Corporate Secretary of Compagnie de Saint-
 Compagnie de Saint-Gobain       Gobain.
 Les Miroirs
 92096 La Defense Cedex (France)


 Herve Gastinel                  Vice President, Corporate Planning of
 Compagnie de Saint-Gobain       Compagnie de Saint-Gobain (1998-present); and
 Les Miroirs                     Civil Services (until 1998).
 92096 La Defense Cedex (France)

 Jean-Paul Gelly                 Vice President, Human Resources of Compagnie
 Compagnie de Saint-Gobain       de Saint-Gobain (1998-present); and Managing
 Les Miroirs                     Director of Saint-Gobain Development (until
 92096 La Defense Cedex (France) 1998).

 Jean-Claude Lehmann             Vice President, Research of Compagnie de Saint
 Compagnie de Saint-Gobain       Gobain.
 Les Miroirs
 92096 La Defense Cedex (France)

 Robert Pistre                   Advisor to the Chairman of Compagnie de Saint-
 Compagnie de Saint-Gobain       Gobain (1998-present); and Vice President,
 Les Miroirs                     Human Resources of Compagnie de Saint-Gobain
 92096 La Defense Cedex (France) (until 1998).

 Reinier-Paul Neeteson           Vice President, International Development of
 Compagnie de Saint-Gobain       Compagnie de Saint-Gobain (1999-present);
 Les Miroirs                     General Delegate of Compagnie de Saint-Gobain
 92096 La Defense Cedex (France) for Belgium, Netherlands, Luxembourg and
                                 United Kingdom (1996-1999); and General
                                 Delegate of Compagnie de Saint-Gobain for
                                 Scandinavian countries (until 1996).

 Jacques Aschenbroich            President of the Flat Glass Division of
 Compagnie de Saint-Gobain       Compagnie de Saint-Gobain (1996-present); and
 Les Miroirs                     Chairman of the Management Board of Vegla GmbH
 92096 La Defense Cedex (France) (until 1996).

 Roberto Caliari                 President of the Reinforcements Division of
 Compagnie de Saint-Gobain       Compagnie de Saint-Gobain (1996-present); and
 Les Miroirs                     Manager of European and Korean Development of
 92096 La Defense Cedex (France) the Fiber Reinforcement Division of Compagnie
                                 de Saint-Gobain (until 1996).

 Pierre-Andre de Chalendar       Division Executive Vice President for the
 Compagnie de Saint-Gobain       Building Distribution Division of Compagnie de
 General Delegation for          Saint-Gobain for the United Kingdom and United
 United Kingdom and Ireland      States (2000-present); General Delegate of
 1 Thames Park                   Compagnie de Saint-Gobain for the United
 Lester Way--Wallingford         Kingdom and Ireland (2000-present); Executive
 Oxfordshire OX 10 9TA           Vice President of Norton Company (1996-
 United Kingdom Division         present); President of the Abrasives Division
                                 of Compagnie de Saint-Gobain (1996-2000); Vice
                                 President of Saint-Gobain Corporation (1996-
                                 1999).



                                 Present Principal Occupation or Employment and
    Name and Business Address             Five-Year Employment History
 ------------------------------- ----------------------------------------------
 Gilles Colas                    President of the Building Materials Division
 Compagnie de Saint-Gobain       of Compagnie de Saint-Gobain (1997-present);
 Les Miroirs                     and Corporate Planning Director of Compagnie
 92096 La Defense Cedex (France) de Saint-Gobain (until 1997).


 Philippe Crouzet                President of the Industrial Ceramics Division
 Compagnie de Saint-Gobain       of Compagnie de Saint-Gobain (1996-present);
 Les Miroirs                     and General Delegate of Compagnie de Saint-
 92096 La Defense Cedex (France) Gobain for Spain and Portugal (until 1996).

 Peter R. Dachowski              President of the Insulation Division of
 Compagnie de Saint-Gobain       Compagnie de Saint-Gobain (1996-present); and
 Les Miroirs                     Executive Vice President of CertainTeed
 92096 La Defense Cedex (France) Corporation.

 Christian Streiff               President of the Pipe Division of Compagnie de
 Pont-a-Mousson SA               Saint-Gobain (1997-present); and Managing
 91 avenue de la Liberation      Director of Saint-Gobain Emballage (until
 54000 Nancy (France)            1997).

   2. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and five-year employment history of the directors and executive officers of CertainTeed Corporation. Where no date is shown, the individual has occupied the position indicated or a similar position for a period of time beyond five years. All directors and officers listed below are citizens of the United States, except for Mr. Caccini, who is a citizen of Italy, Mr. Dachowski, who is a citizen of the United Kingdom, and Mr. Dalle, who is a citizen of France. Directors are identified by an asterisk next to their names.

                                    Present Principal Occupation or Employment
                                                       and
    Name and Business Address              Five-Year Employment History
 -------------------------------- ---------------------------------------------
 *Gianpaolo Caccini               Chairman, President, Chief Executive Officer
 Saint-Gobain Corporation         and Director of CertainTeed Corporation
 750 E. Swedesford Road           (1996-present); Senior Vice President of
 Valley Forge, Pennsylvania 19482 Compagnie de Saint-Gobain (1996-present);
                                  President of the Abrasives Division of
                                  Compagnie de Saint-Gobain (March 2000-
                                  present); Vice Chairman, President and Chief
                                  Executive Officer of Saint-Gobain Corporation
                                  (1996-present); General Delegate of Compagnie
                                  de Saint-Gobain for the United States and
                                  Canada (1996-present); Chairman, President,
                                  Chief Executive Officer and Director of
                                  Norton Company (1996-present); and President
                                  of the Fiber Reinforcement Division of
                                  Compagnie de Saint-Gobain (until 1996).


 *George B. Amoss                 Vice President - Finance of CertainTeed
 Saint-Gobain Corporation         Corporation and Saint-Gobain Corporation.
 750 E. Swedesford Road
 Valley Forge, Pennsylvania 19482

 Peter R. Dachowski               Executive Vice President of CertainTeed
 Compagnie de Saint-Gobain        Corporation; and President of the Insulation
 Les Miroirs                      Division of Compagnie de Saint-Gobain (1996-
 92096 La Defense Cedex (France)  present).



                                    Present Principal Occupation or Employment
                                                       and
    Name and Business Address              Five-Year Employment History
 -------------------------------- ---------------------------------------------
 Bradford C. Mattson              Executive Vice President of CertainTeed
 Saint-Gobain Corporation         Corporation; Vice President of Saint-Gobain
 750 E. Swedesford Road           Corporation; and President of Vetrotex
 Valley Forge, Pennsylvania 19482 CertainTeed Corporation (until 1996).


 Lloyd C. Ambler                  President, Pipe & Plastics Group of
 CertainTeed Corporation          CertainTeed Corporation; and Vice President
 750 E. Swedesford Road           of CertainTeed Corporation.
 Valley Forge, Pennsylvania 19482

 Dennis J. Baker                  Vice President of CertainTeed Corporation and
 Norton Company                   Saint-Gobain Corporation; and Vice President,
 One New Bond Street              Human Resources of the Abrasives Division of
 Worcester, Massachusetts 01615   Compagnie de Saint-Gobain.

 Bruce H. Cowgill                 President, Insulation Group of CertainTeed
 CertainTeed Corporation          Corporation (1996-present); Vice President of
 750 E. Swedesford Road           CertainTeed Corporation (1996-present); and
 Valley Forge, Pennsylvania 19482 Vice President and General Manager of the
                                  Insulation Group of CertainTeed Corporation
                                  (until 1996).

 Jean-Paul Dalle                  Vice President of CertainTeed Corporation
 Vetrotex CertainTeed Corporation (1996-present); Director, President and Chief
 4515 Allendale Road              Operating Officer of Vetrotex CertainTeed
 Wichita Falls, Texas 76310       Corporation (1996-present); and Vice
                                  President, Research and Development,
                                  Reinforcements Branch of Compagnie de Saint-
                                  Gobain (until 1996).

 F. Lee Faust                     Vice President of CertainTeed Corporation and
 Saint-Gobain Corporation         Saint-Gobain Corporation.
 750 E. Swedesford Road
 Valley Forge, Pennsylvania 19482

 Robert W. Fenton                 Vice President and Controller of CertainTeed
 Saint-Gobain Corporation         Corporation and Saint-Gobain Corporation
 750 E. Swedesford Rd.            (1996-present); Financial Controller of
 Valley Forge, Pennsylvania 19482 Compagnie de Saint-Gobain (until 1996).

 James F. Harkins, Jr.            Vice President and Treasurer of CertainTeed
 Saint-Gobain Corporation         Corporation and Saint-Gobain Corporation.
 750 E. Swedesford Rd.
 Valley Forge, Pennsylvania 19482

 James E. Hilyard                 President, Roofing Products Group of
 CertainTeed Corporation          CertainTeed Corporation; and Vice President
 750 E. Swedesford Road           of CertainTeed Corporation.
 Valley Forge, Pennsylvania 19482

 John R. Mesher                   Vice President, General Counsel and Secretary
 Saint-Gobain Corporation         of CertainTeed Corporation and Saint-Gobain
 750 E. Swedesford Road           Corporation (1997-present); and Vice
 Valley Forge, Pennsylvania 19482 President, Deputy General Counsel and
                                  Secretary of CertainTeed Corporation and
                                  Saint-Gobain Corporation (until 1997).



                                    Present Principal Occupation or Employment
                                                       and
    Name and Business Address              Five-Year Employment History
 -------------------------------- ---------------------------------------------
 Mark J. Scott                    Vice President of CertainTeed Corporation
 CertainTeed Corporation          (1999-present); Director of Human Resources,
 750 E. Swedesford Road           North America Region of Case Corporation
 Valley Forge, Pennsylvania 19482 (1998- 1999); Director of Human Resources,
                                  Latin America Region of Case Corporation
                                  (until 1998).


 John J. Sweeney, III             Vice President of CertainTeed Corporation and
 Saint-Gobain Corporation         Saint-Gobain Corporation.
 750 E. Swedesford Rd.
 Valley Forge, Pennsylvania 19482

 Dorothy C. Wackerman             Vice President of CertainTeed Corporation and
 Saint-Gobain Corporation         Saint-Gobain Corporation.
 750 E. Swedesford Rd.
 Valley Forge, Pennsylvania 19482

 Michael J. Walsh                 Vice President of CertainTeed Corporation and
 Saint-Gobain Corporation         Saint-Gobain Corporation; and Director of
 750 E. Swedesford Rd.            Risk and Insurance of Compagnie de Saint-
 Valley Forge, Pennsylvania 19482 Gobain.

   3. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and five-year employment history of the directors and executive officers of VA Acquisition Corporation. Where no date is shown, the individual has occupied the position indicated or a similar position for a period of time beyond five years. All directors and officers listed below are citizens of the United States, except for Mr. Caliari, who is a citizen of Italy, and Mr. Dalle, who is a citizen of France. Directors are identified by an asterisk next to their names.

                                    Present Principal Occupation or Employment
                                                       and
    Name and Business Address              Five-Year Employment History
 -------------------------------- ---------------------------------------------
 *George B. Amoss                 Vice President of VA Acquisition Corporation
 Saint-Gobain Corporation         (2000-present); and Vice President - Finance
 750 E. Swedesford Road           of Saint-Gobain Corporation and CertainTeed
 Valley Forge, Pennsylvania 19482 Corporation.


 Roberto Caliari                  Chief Executive Officer of VA Acquisition
 Compagnie de Saint-Gobain        Corporation (2000-present); President of the
 Les Miroirs                      Reinforcements Division of Compagnie de
 92096 La Defense Cedex (France)  Saint-Gobain (1996-present); and Manager of
                                  European and Korean Development of the Fiber
                                  Reinforcement Division of Compagnie de Saint-
                                  Gobain (until 1996).

 Jean-Paul Dalle                  President and Chief Operating Officer of VA
 Vetrotex CertainTeed Corporation Acquisition Corporation (2000-present);
 4515 Allendale Road              Director, President and Chief Operating
 Wichita Falls, Texas 76310       Officer of Vetrotex CertainTeed Corporation
                                  (1996-present); Vice President of CertainTeed
                                  Corporation (1996-present); and Vice
                                  President, Research and Development,
                                  Reinforcements Branch of Compagnie de Saint-
                                  Gobain (until 1996).

 F. Lee Faust                     Vice President of VA Acquisition Corporation
 Saint-Gobain Corporation         (2000-present); and Vice President of Saint-
 750 E. Swedesford Road           Gobain Corporation and CertainTeed
 Valley Forge, Pennsylvania 19482 Corporation.



                                   Present Principal Occupation or Employment
                                                       and
    Name and Business Address             Five-Year Employment History
 -------------------------------- --------------------------------------------
 James F. Harkins, Jr.            Vice President and Treasurer of VA
 Saint-Gobain Corporation         Acquisition Corporation (2000-present); and
 750 E. Swedesford Rd.            Vice President and Treasurer of Saint-Gobain
 Valley Forge, Pennsylvania 19482 Corporation and CertainTeed Corporation.


 John R. Mesher                   Vice President and Secretary of VA
 Saint-Gobain Corporation         Acquisition Corporation (2000-present); Vice
 750 E. Swedesford Rd.            President, General Counsel and Secretary of
 Valley Forge, Pennsylvania 19482 Saint-Gobain Corporation and CertainTeed
                                  Corporation (1997-present); and Vice
                                  President, Deputy General Counsel and
                                  Secretary of Saint-Gobain Corporation and
                                  CertainTeed Corporation (until 1997).

   Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below.

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

        By Mail:            By Overnight Delivery:            By Hand:
      P.O. Box 3301           85 Challenger Road            120 Broadway,
  South Hackensack, New         Mail Drop-Reorg              13th Floor
      Jersey 07606           Ridgefield Park, New     New York, New York 10271
  Attn: Reorganization           Jersey 07660           Attn: Reorganization
       Department            Attn: Reorganization            Department
                                  Department

                                 By Facsimile
                                 Transmission
                                 (for Eligible
                              Institutions only):
                                (201) 296-4293
                             Confirm By Telephone:
                                (201) 296-4860

   Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:


                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                Bankers and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll-Free: (888) 750-5834

                      The Dealer Manager for the Offer is:

                                Lehman Brothers

                          Three World Financial Center
                                200 Vesey Street
                            New York, New York 10285
                          Call Collect: (212) 526-3444